

Friday, April 7, 2006 The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Notice of Annual General Meeting

The 2006 Annual General Meeting of Cathay Pacific Airways Limited (the "Company") will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 10th May 2006 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2005 and:

1. to declare a final dividend;
2. to re-elect Directors;
3. to reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following Ordinary Resolutions:

4. to authorise the Directors to make on-market repurchases of the Company's shares; and
5. to authorise the Directors to allot, issue and otherwise deal with shares.

By order of the Board
David Fu
Company Secretary
Hong Kong, 7th April 2006

Notes:

(1) The Directors standing for election/re-election are Philip Chen, Henry Fan, Peter Lee, Vernon Moore, Christopher Pratt, Raymond Or, Jack So, Tung Chee Chen, Tony Tyler and Carl Yung.

(2) This is a summary of the full text of the Notice of the Annual General Meeting. The full text of the Notice is contained in a circular to shareholders giving further information about the business to be conducted at the Meeting. Copies of the circular, which are being sent to all registered shareholders with the 2005 Annual Report on 7th April 2006 may be obtained upon request from the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(3) The registers of shareholders will be closed from 5th to 10th May 2006, both days inclusive.

(4) The circular to shareholders and the 2005 Annual Report are also available on the Company's website: http://www.cathaypacific.com.

(5) As at the date of this notice, the Board of Directors comprises:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;

Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

SWIRE  CATHAY PACIFIC

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